UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

J. Alexander’s Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
466096104
(CUSIP Number)
E. Townes Duncan
Solidus Company, L.P.
4015 Hillsboro Pike, Suite 214
Nashville, TN 37215
(615) 665-3818
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
December 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: E. Townes Duncan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		16,208 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENFICIALLY
OWNED BY		402,606 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		16,208 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

402,606 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

418,814 shares of Common Stock, consisting of 5,208 shares of Common Stock held directly, 11,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 402,606 shares of Common Stock held indirectly.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: Solidus Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8776736

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENFICIALLY
OWNED BY		395,646 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

395,646 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

395,646 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Excludes shares beneficially owned by E. Townes Duncan (the CEO of the general partner of Solidus Company, L.P.), personally, either directly or indirectly through his wife or mother.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	466096104

Item 1: Security and Issuer.
          This statement relates to the common stock, $0.05 par value per share (“Common Stock”), issued by J. Alexander’s Corporation (the “Company” or the “Issuer”) whose principal executive offices are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.
Item 2: Identity and Background.
E. Townes Duncan:
(a)	The name of the person filing this statement is E. Townes Duncan (“Mr. Duncan”), with respect to shares of Common Stock of the Company.

(b)	The business address of Mr. Duncan is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.

(c)	The principal occupation of Mr. Duncan is Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus Company, L.P. Solidus Company, L.P. is a private investment firm. The address of Solidus General Partner, LLC is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.

(d)	During the last five years, Mr. Duncan has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Duncan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Duncan is a United States citizen.
Solidus Company, L.P.:
          Solidus Company, L.P. (“Solidus”) is a limited partnership formed under the laws of the State of Tennessee. The general partner of Solidus is Solidus General Partner, LLC (“Solidus GP”), a member-managed limited liability company formed under the laws of the State of Tennessee. E. Townes Duncan is the Chief Executive Officer and sole member of Solidus GP. Each of Solidus and Solidus GP is a private investment firm with its principal office and business located at 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215. Neither Solidus nor Solidus GP has been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).
Item 3. Source and Amount of Funds or Other Consideration.
          Not applicable
Item 4. Purpose of Transaction.
          Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. Mr. Duncan has met and may in the future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, capital structure, financial condition and/or future plans of the Issuer in an effort to enhance shareholder value. Solidus has engaged, and may engage additional, advisors to assist it, including

CUSIP No.	466096104
consultants, accountants, attorneys, financial advisors or others, and may contact other shareholders of the Issuer and/or other relevant parties to discuss any and all of the above.
          As disclosed in Amendment No. 8 to this Schedule 13D, on May 22, 2009, Solidus sold 800,000 shares of Common Stock to the Issuer and Mr. Duncan sold 8,000 shares of Common Stock to the Issuer (the “May Sale”). The May Sale was accomplished pursuant to a Stock Purchase Agreement described below in Item 6 which limits the ability of Solidus and Mr. Duncan to sell their remaining shares of Common Stock, with dispositions limited to 100,000 shares in the remainder of 2009, 200,000 shares during 2010, and 100,000 shares during the first five months of 2011.
          As disclosed in Amendment No. 9 to this Schedule 13D, on September 2, 2010, Solidus entered into a sales plan (the “Plan”) with Avondale Partners, LLC as broker (“Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which Broker is authorized and directed to sell on Solidus’ behalf up to 300,000 shares of Common Stock through September 30, 2011, subject to satisfaction of certain conditions, including, among others, trading price and volume limitations. The Plan provides that Broker may not sell on Solidus’ behalf Common Stock in amounts that would cause Solidus’ annual sales to exceed the annual limits provided for in the Stock Purchase Agreement described above.
          As of the close of business on December 15, 2010, Solidus has sold 62,600 shares of common stock pursuant to the Plan (see Item 5(c) below).
          Within the limits described above, and depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, and trading price levels of the Common Stock, Solidus and Mr. Duncan may in the future take additional actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing shares of Common Stock or related financial instruments or selling some or all of their respective beneficial and economic holdings, and/or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Solidus is in the business of investing in publicly held and privately held companies. Consequently, the Reporting Persons’ beneficial ownership as reported on this Schedule 13D/A will vary over time depending on various factors, with or without regard to Mr. Duncan’s views of the Issuer’s business, prospects or valuation (including the market price of Common Stock), including without limitation, other investment opportunities available to the Mr. Duncan, conditions in the securities market and general economic and industry conditions. In addition, Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer’s 2004 Equity Incentive Plan.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Duncan beneficially owns 7.01% of the Issuer’s Common Stock, or 418,814 shares of Common Stock, consisting of 5,208 shares of Common Stock held directly, 11,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 402,606 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus. Solidus beneficially owns 6.64% of the Common Stock of the Issuer consisting of 395,646 shares of Common Stock held directly.

(b)	Mr. Duncan beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 16,208 shares of Common Stock

CUSIP No.	466096104
Shared Voting Power: 402,606 shares of Common Stock

Sole Dispositive Power: 16,208 shares of Common Stock

Shared Dispositive Power: 402,606 shares of Common Stock
          Mr. Duncan shares voting power and dispositive power with respect to 240 shares held by Mr. Duncan’s wife, Ellen Duncan and with respect to 4,560 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4309 Esteswood Drive, Nashville, TN 37215. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
          Mr. Duncan also shares voting power and dispositive power with respect to 2,160 shares held by Mr. Duncan’s mother, Anne Eberle. Ms. Eberle is a homemaker who resides at 204 Glen View Cove, Franklin, Tennessee 37064. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
          In addition, Mr. Duncan shares voting power and dispositive power with respect to 395,646 shares of Common Stock beneficially owned by Solidus, of which he is the Chief Executive Officer of the general partner of Solidus.
          Solidus beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock

Shared Voting Power: 395,646 shares of Common Stock

Sole Dispositive Power: 0 shares of Common Stock

Shared Dispositive Power: 395,646 shares of Common Stock
(c)	Pursuant to the Plan described above, Solidus disposed of the shares of Common Stock on the days indicated and at the price per share indicated below in the last sixty days:

September 14, 2010	500 shares at $4.10 per share.
September 14, 2010	500 shares at $4.01 per share.
September 15, 2010	100 shares at $4.00 per share.
September 15, 2010	143 shares at $4.01 per share.
September 15, 2010	500 shares at $4.05 per share.
September 17, 2010	100 shares at $4.06 per share.
September 17, 2010	450 shares at $4.05 per share.
September 17, 2010	707 shares at $4.01 per share.
September 21, 2010	1,000 shares at $4.17 per share.
September 23, 2010	200 shares at $4.11 per share.
September 23, 2010	63 shares at $4.05 per share.
September 23, 2010	737 shares at $4.06 per share.
September 28, 2010	1,000 shares at $4.06 per share.
September 29, 2010	200 shares at $4.13 per share.
September 29, 2010	500 shares at $4.20 per share.
September 29, 2010	300 shares at $4.17 per share.
September 30, 2010	605 shares at $4.12 per share.
September 30, 2010	395 shares at $4.13 per share.
October 1, 2010	98 shares at $4.12 per share.
October 1, 2010	902 shares at $4.13 per share.

CUSIP No.	466096104

October 4, 2010	813 shares at $4.10 per share.
October 4, 2010	187 shares at $4.14 per share.
October 6, 2010	500 shares at $4.20 per share.
October 6, 2010	400 shares at $4.22 per share.
October 6, 2010	100 shares at $4.23 per share.
October 7, 2010	500 shares at $4.35 per share.
October 7, 2010	500 shares at $4.32 per share.
October 8, 2010	100 shares at $4.33 per share.
October 8, 2010	131 shares at $4.34 per share.
October 8, 2010	556 shares at $4.35 per share.
October 8, 2010	100 shares at $4.36 per share.
October 8, 2010	13 shares at $4.42 per share.
October 8, 2010	100 shares at $4.44 per share.
October 11, 2010	300 shares at $4.59 per share.
October 11, 2010	460 shares at $4.64 per share.
October 11, 2010	100 shares at $4.72 per share.
October 11, 2010	40 shares at $4.71 per share.
October 11, 2010	100 shares at $4.46 per share.
October 12, 2010	100 shares at $4.50 per share.
October 12, 2010	900 shares at $4.51 per share.
October 13, 2010	400 shares at $4.66 per share.
October 13, 2010	100 shares at $4.73 per share.
October 13, 2010	100 shares at $4.90 per share.
October 13, 2010	100 shares at $4.78 per share.
October 13, 2010	100 shares at $4.48 per share.
October 13, 2010	300 shares at $4.42 per share.
October 13, 2010	100 shares at $4.44 per share.
October 13, 2010	100 shares at $4.45 per share.
October 13, 2010	100 shares at $4.46 per share.
October 13, 2010	100 shares at $4.50 per share.
October 13, 2010	100 shares at $4.51 per share.
October 13, 2010	200 shares at $4.50 per share.
October 13, 2010	100 shares at $4.48 per share.
October 13, 2010	200 shares at $4.60 per share.
October 13, 2010	100 shares at $4.48 per share.
October 13, 2010	100 shares at $4.54 per share.
October 13, 2010	1,600 shares at $4.55 per share.
October 13, 2010	100 shares at $4.65 per share.
October 14, 2010	600 shares at $4.74 per share.
October 14, 2010	500 shares at $4.75 per share.
October 14, 2010	200 shares at $4.80 per share.
October 14, 2010	100 shares at $4.81 per share.
October 14, 2010	100 shares at $4.82 per share.
October 14, 2010	200 shares at $4.83 per share.
October 14, 2010	100 shares at $4.84 per share.
October 14, 2010	200 shares at $4.85 per share.
October 15, 2010	1,800 shares at $4.67 per share.
October 15, 2010	200 shares at $4.68 per share.
October 18, 2010	500 shares at $4.70 per share.
October 18, 2010	500 shares at $4.69 per share.
October 19, 2010	700 shares at $4.57 per share.
October 19, 2010	1,505 shares at $4.50 per share.
October 19, 2010	200 shares at $4.47 per share.
October 19, 2010	400 shares at $4.43 per share.
October 19, 2010	100 shares at $4.41 per share.
October 19, 2010	95 shares at $4.40 per share.

CUSIP No.	466096104

October 20, 2010	600 shares at $4.33 per share.
October 20, 2010	390 shares at $4.40 per share.
October 20, 2010	200 shares at $4.41 per share.
October 20, 2010	100 shares at $4.43 per share.
October 20, 2010	500 shares at $4.45 per share.
October 20, 2010	12 shares at $4.46 per share.
October 20, 2010	100 shares at $4.50 per share.
October 20, 2010	98 shares at $4.56 per share.
October 21, 2010	288 shares at $4.37 per share.
October 21, 2010	300 shares at $4.42 per share.
October 21, 2010	100 shares at $4.43 per share.
October 21, 2010	112 shares at $4.44 per share.
October 21, 2010	99 shares at $4.45 per share.
October 21, 2010	200 shares at $4.46 per share.
October 21, 2010	500 shares at $4.50 per share.
October 21, 2010	201 shares at $4.52 per share.
October 21, 2010	100 shares at $4.67 per share.
October 21, 2010	100 shares at $4.76 per share.
October 25, 2010	200 shares at $4.60 per share.
October 25, 2010	200 shares at $4.70 per share.
October 25, 2010	500 shares at $4.50 per share.
October 25, 2010	100 shares at $4.55 per share.
October 25, 2010	200 shares at $4.52 per share.
October 25, 2010	200 shares at $4.56 per share.
October 25, 2010	100 shares at $4.51 per share.
October 25, 2010	100 shares at $4.49 per share.
October 25, 2010	100 shares at $4.55 per share.
October 25, 2010	100 shares at $4.48 per share.
October 25, 2010	100 shares at $4.45 per share.
October 25, 2010	100 shares at $4.36 per share.
October 26, 2010	100 shares at $4.60 per share.
October 26, 2010	100 shares at $4.59 per share.
October 26, 2010	800 shares at $4.45 per share.
October 26, 2010	1,000 shares at $4.50 per share.
October 27, 2010	200 shares at $4.46 per share.
October 27, 2010	1,800 shares at $4.45 per share.
October 29, 2010	1,000 shares at $4.40 per share.
November 1, 2010	500 shares at $4.38 per share.
November 1, 2010	500 shares at $4.45 per share.
November 2, 2010	500 shares at $4.52 per share.
November 2, 2010	500 shares at $4.50 per share.
November 4, 2010	1,000 shares at $4.40 per share.
November 5, 2010	411 shares at $4.41 per share.
November 5, 2010	489 shares at $4.42 per share.
November 5, 2010	300 shares at $4.46 per share.
November 5, 2010	300 shares at $4.72 per share.
November 5, 2010	300 shares at $4.73 per share.
November 5, 2010	200 shares at $4.75 per share.
November 8, 2010	100 shares at $4.44 per share.
November 8, 2010	300 shares at $4.43 per share.
November 8, 2010	600 shares at $4.45 per share.
November 9, 2010	200 shares at $4.35 per share.
November 9, 2010	800 shares at $4.50 per share.
November 10, 2010	400 shares at $4.48 per share.
November 10, 2010	300 shares at $4.50 per share.
November 10, 2010	100 shares at $4.47 per share.

CUSIP No.	466096104

November 10, 2010	200 shares at $4.35 per share.
November 11, 2010	1,000 shares at $4.42 per share.
November 12, 2010	100 shares at $4.58 per share.
November 12, 2010	100 shares at $4.55 per share.
November 12, 2010	1,800 shares at $4.56 per share.
November 15, 2010	900 shares at $4.95 per share.
November 15, 2010	800 shares at $4.97 per share.
November 15, 2010	900 shares at $5.00 per share.
November 15, 2010	200 shares at $5.01 per share.
November 15, 2010	200 shares at $4.97 per share.
November 16, 2010	700 shares at $4.99 per share.
November 16, 2010	900 shares at $5.00 per share.
December 2, 2010	900 shares at $5.18 per share.
December 2, 2010	100 shares at $5.19 per share.
December 3, 2010	1,000 shares at $5.19 per share.
December 7, 2010	500 shares at $5.13 per share.
December 7, 2010	200 shares at $5.00 per share.
December 7, 2010	300 shares at $5.01 per share.
December 10, 2010	200 shares at $5.14 per share.
December 10, 2010	800 shares at $5.10 per share.
December 13, 2010	100 shares at $5.15 per share.
December 13, 2010	900 shares at $5.00 per share.
(d)	Not applicable

(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The May Sale transactions described in Item 4 were accomplished pursuant to a Stock Purchase Agreement dated May 22, 2009 between Solidus, Mr. Duncan and the Issuer, in which Mr. Duncan and Solidus agreed to limitations on their ability to sell its remaining shares of Common Stock, with dispositions limited to 100,000 shares in the remainder of 2009, 200,000 shares during 2010, and 100,000 shares during the first five months of 2011. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D/A.
The Plan described in Item 4 above was entered into between Solidus and Broker effective September 2, 2010. The Plan is structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, Broker is authorized and directed to sell on Solidus’ behalf up to 300,000 shares of Common Stock between the effective date of the Plan and September 30, 2011, subject to certain conditions, including, among others, trading price and volume limitations. The Plan also provides that the total number of sales made by Broker on Solidus’ behalf may not exceed the trading limits provided for in the Stock Purchase Agreement described above. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 3 to Amendment No. 9 to this Schedule 13D/A.

CUSIP No.	466096104
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 21, 2010

/s/ E. Townes Duncan
E. Townes Duncan